Exhibit 12.1

NEXTERA ENERGY PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS(a)

		Years Ended December 31,
	Three Months Ended March 31, 2015	2014	2013	2012
	(millions of dollars)
Earnings, as defined:
Net income	$9	$52	$15	$16
Income taxes	1	16	14	(9)
Fixed charges included in the determination of net income, as below	24	96	44	44
Amortization of capitalized interest	—	2	—	—
Total earnings, as defined	$34	$166	$73	$51

Fixed charges, as defined:
Interest expense	$23	$93	$42	$43
Rental interest factor	1	3	2	1
Fixed charges included in the determination of net income	24	96	44	44
Capitalized interest	—	4	30	15
Total fixed charges, as defined	$24	$100	$74	$59

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred unit distributions(a)	1.42	1.66	0.99	0.86
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(a)
NextEra Energy Partners, LP has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred unit distributions.